Exhibit 3.1

 Certificate of Amendment
of
Certificate of Incorporation
of
Las Vegas Railway Express, Inc.

(Pursuant to Section 242 of the Delaware General Corporation Law)

Las Vegas Railway Express, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

1.              The Certificate of Incorporation of the Corporation is hereby amended by changing ARTICLE FOURTH, so that, as amended, said ARTICLE FOURTH shall be and read, in its entirety, as follows:

“FOURTH:  The total number shares of stock, which this corporation is authorized to issue is 200,000,000 shares of common stock with a par value of $0.0001.

Effective as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware, each 20 shares of the Corporation’s common stock, par value $0.0001 per share, issued and outstanding as of 5:00 p.m. eastern time on the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware shall be converted and reclassified into 1 share of the Corporation’s common stock, par value $0.0001 per share.

Any fractional shares resulting from such conversion will be rounded up to the nearest whole number.”

2.             The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 13th day of November, 2013.

/s/ Michael Barron
Michael Barron, CEO